Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2026 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2025, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on April 30, 2026. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America, or USA. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2026.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

General

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. Aa of June 30, 2026, we own:

●	Approximately 335.9 MW of operating solar power plants (“Solar Plants”) in Spain (including a 300 MW solar plant in owned by Talasol Solar S.L., which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of the Annual Report.

The following table includes information concerning our revenues per operating facility:

Name	Installed/ production Capacity[1]	Location	Type of Plant	Connection to Grid	Revenue in the six months ended June 30, 2025 (in thousands)[2]		Revenue in the six months ended June 30, 2026 (in thousands)[2]
Rinconada II	2.275 MWp	Municipality of Córdoba, Andalusia, Spain	Solar – Fixed Panels	July 2010		€413	€271
Rodríguez I	1.675 MWp	Province of Murcia, Spain	Solar – Fixed Panels	November 2011		€311	€306
Rodríguez II	2.691 MWp	Province of Murcia, Spain	Solar – Fixed Panels	November 2011		€518	€396
Fuente Librilla	1.248 MWp	Province of Murcia, Spain	Solar – Fixed Panels	June 2011		€248	€249
Talasol[3]	300 MWp	Talaván, Cáceres, Spain	Solar – Fixed Panels	December 2020		€8,392	€8,339
Ellomay Solar	28 MWp	Talaván, Cáceres, Spain	Solar – Fixed Panels	June 2022		€627	€394
Ellomay Solar Italy Two[3]	4.95 MWp	Lazio Region, Italy	Solar – Fixed Panels	February 2024		€414	€326
Ellomay Solar Italy One[3]	14.8 MWp	Lazio Region, Italy	Solar – Fixed Panels	April-May 2024		€1,226	€933
Ellomay Solar Italy Ten[3]	18 MWp	Lazio Region, Italy	Solar – with single-axis trackers	January 2025		€917[4]	€1,025
Fairfield Solar	13.44 MWp	Fairfield, Texas	Solar – with single-axis trackers	April 2025		€46[5]	€240
Malakoff Solar	13.92 MWp	Malakoff, Texas	Solar – with single-axis trackers	April 2025		€79[5]	€251
Talco Solar	10.3 MWp	Talco, Texas	Solar – with single-axis trackers	July 2025	€	-[5]	€148
Mexia Solar	11 MWp	Mexia, Texas	Solar – with single-axis trackers	May 2026	€	-[5]	€75[5]
Groen Gas Goor (GGG)	3 million Nm3 per year	Goor, the Netherlands	Biogas	November 2017		€1,348	€1,523
Goren Gas Oude-Tonge (GGOT)	3.8 million Nm3 per year	Oude-Tonge, the Netherlands	Biogas	June 2018		€1,777	€1,740
Groen Gas Gelderland (GGB)	7.5 million Nm3 per year[6]	Gelderland, the Netherlands	Biogas	April 2017		€3,820	€4,867

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in electricity market prices, changes in regulation and the climate and the degradation of the solar panels.

3.	These plants are 51% owned by us.

4.	As the Ellomay Solar Italy Ten solar plant was connected to the Italian national grid during January 2025, during the six months ended June 30, 2025 revenues were recorded only commencing connection to the national grid.

5.	These solar plants were connected to the grid during April 2025, July 2025 or May 2026, and we commenced recording revenues for such plants only following connection to the grid.

6.	This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Operating Results

Segments

Our reportable segments, which form our strategic business units, are presented per geographical areas and type of plant as follows:

(i)	Italy: solar power plants (operating and under construction solar power plants that are 51% owned by us, and additional solar plants under development);

(ii)	Spain: 7.9 MW subsidized solar power plants, a 28 MW solar power plant and Talasol, a 300 MW solar power plant 51% owned by us;

(iii)	USA: solar power plants (operating and under development and construction);

(iv)	the Netherlands: biogas plants; and

(v)	Israel: pumped storage hydro power plant under construction in Manara, Israel, power plants under development and, until May 2026, a 16.875% indirect interest in Dorad Energy Ltd., or Dorad.

For more information see Note 6 to our annual financial statements included in the Annual Report and Note 6 to our unaudited condensed consolidated interim financial statements as at June 30, 2026 included as Exhibit 99.2 to this Form 6-K.

Sale of Indirect Holdings in Dorad

In May 2026, we completed the sale of our indirect holdings in Ellomay Luzon Energy Infrastructures Ltd., or Ellomay Luzon Energy, which was 50% held by us and which holds 37.5% of the share capital of Dorad, for a purchase price of approximately NIS 560 million (approximately €164 million as of such date), reflecting a Dorad valuation of NIS 4.4 billion. Consequently, our share of profits of Ellomay Luzon Energy, which was an equity accounted investee, after elimination of intercompany transactions, was presented as discontinued operations and results from prior periods were adjusted accordingly. In connection with such sale, we recorded a gain of approximately €110.8 million and an income tax expense of approximately €27.8 million. In addition, the sale resulted in the recognition of a tax benefit of €11.8 million, in connection with the utilization of current and carryforward losses. The net gain from the sale, net of the effect of taxes, amounted to approximately €94.8 million. The gain of approximately €110.8 million, net of the related income tax expense of approximately €27.8 million resulted in a recognition of profit from discontinued operations of approximately €83 million.

Also in connection with such sale, in May 2026 we executed an early repayment of our Series E Secured Debentures, which were secured by a pledge on the Ellomay Luzon Energy shares. The principal of the Series E Secured Debentures was NIS 165 million (approximately €48.2 million) and the aggregate repayment amount was approximately NIS 170 million (approximately €49.7 million), which includes accrued interest and the early repayment fee.

For additional information concerning the sale of the Ellomay Luzon Energy shares, see Note 6.A to our unaudited condensed consolidated interim financial statements as at June 30, 2026 included as Exhibit 99.2 to the Form 6-K.

Results of Operations

Six Months Ended June 30, 2026 Compared with Six Months Ended June 30, 2025

The results of operations included in our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 partially include the results of Ellomay Solar Italy Ten, and the Malakoff and Fairfield solar plants in Texas, USA and do not include the results of the Talco solar plan in Texas, USA. Therefore, our past results for these periods are not indicative of our results in the future.

Revenues

Revenues were approximately €21.1 million for the six months ended June 30, 2026, compared to approximately €20.1 million for the six months ended June 30, 2025. The increase in revenues mainly resulted from revenues generated by four facilities in the USA that were connected to the grid during the second and third quarters of 2025 and during the second quarter of 2026, and from increased production and revenues from our biogas facilities in the Netherlands, partially offset by decreases in the electricity prices in Italy and Spain commencing 2025 and during the first half of 2026.

Revenues by Segments

	Six months ended June 30,		June 30, 2026 vs. June 30, 2025 Change
	2026	2025	€	%
	(€ in thousands)
Italy – Solar	2,282	2,558	(276)	(10.8)%
Spain – Subsidized Solar Plants	1,222	1,489	(267)	(17.9)%
Spain – 28 MW Solar	394	627	(233)	(37.2)%
Spain – Talasol Solar	8,339	8,392	(53)	(0.6)%
USA – Solar	717	125	592	473.6%
Netherlands – Biogas	8,130	6,945	1,185	17.1%

Italy – Solar Segment. Revenues from our Italian solar segment were approximately €2.3 million for the six months ended June 30, 2026, compared to approximately €2.6 million for the six months ended June 30, 2025. The decrease in revenues resulted from a decrease in electricity prices in Italy.

Spain – Subsidized Solar Segment. Revenues from our Spanish subsidized solar segment were approximately €1.2 million for the six months ended June 30, 2026, compared to approximately €1.5 million for the six months ended June 30, 2025. The decrease in revenues resulted from a decrease in electricity prices in Spain.

Spain – 28 MW Solar Segment. Revenues from our Spanish 28 MW solar segment were approximately €0.4 million for the six months ended June 30, 2026, compared to approximately €0.6 million for the six months ended June 30, 2025. The decrease in revenues resulted from a decrease in electricity prices in Spain.

Spain – Talasol Solar Segment. Revenues from our Spanish Talasol solar segment were approximately €8.3 million for the six months ended June 30, 2026, compared to approximately €8.4 million for the six months ended June 30, 2025. The decrease in revenues resulted from a decrease in electricity prices in Spain.

USA Solar Segment. Revenues from our USA solar segment were approximately €0.7 million for the six months ended June 30, 2026, compared to approximately €0.1 million for the six months ended June 30, 2025. The increase resulted from the commencement of operations of the Fairfield and Malakoff solar plants in April 2025, the Talco solar plant in July 2025 and the Mexia solar plant in May 2026, all located in the Dallas metropolitan area.

Netherlands – Biogas Segment. Revenues from our Netherlands biogas segment were approximately €8.1 million for the six months ended June 30, 2026, compared to approximately €6.9 million for the six months ended June 30, 2025. The increase in revenues is mainly due to increased production.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €9.8 million for the six months ended June 30, 2026, compared to approximately €9.2 million for the six months ended June 30, 2025. The increase in operating expenses mainly resulted from higher operating expenses of our biogas facilities in the Netherlands, reflecting their increased production, and by the achievement of the preliminary acceptance certificate (“PAC”) for our 18 MW Italian solar facility subsequent to June 30, 2025. This increase was partially offset by a lower 7% Spanish tax on revenues generated from electricity production due to a decrease in revenues as a result of lower electricity prices. Depreciation and amortization expenses were approximately €9.1 million for the six months ended June 30, 2026, compared to approximately €8.5 million for the six months ended June 30, 2025.

Operating Expenses by Segments

	Six months ended June 30,		June 30, 2026 vs. June 30, 2025 Change
	2026	2025	€	%
	(€ in thousands)
Italy – Solar	391	231	160	69.3%
Spain – Subsidized Solar Plants	214	212	2	0.9%
Spain – 28 MW Solar	285	295	(10)	(3.4)%
Spain – Talasol Solar	1,959	2,270	(311)	(13.7)%
USA – Solar	156	41	115	280.5%
Netherlands – Biogas	6,842	6,157	685	11.1%

Italy – Solar Segment. Operating expenses in connection with our Italian solar segment were approximately €0.4 million for the six months ended June 30, 2026, compared to €0.2 million for the six months ended June 30, 2025. The increase was mainly due the achievement of PAC for the Company’s 18 MW Italian solar facility subsequent to June 30, 2025, upon which we commence incurring operating expenses.

Spain – Subsidized Solar Segment. Operating expenses in connection with our Spanish subsidized solar segment were approximately €0.2 million for the six months ended June 30, 2026 and 2025.

Spain – 28 MW Solar Segment. Operating expenses in connection with our Spanish 28 MW solar segment were approximately €0.3 million for the six months ended June 30, 2026 and 2025.

Spain – Talasol Segment. Operating expenses in connection with our Spanish Talasol segment were approximately €2 million for the six months ended June 30, 2026, compared to approximately €2.3 million for the six months ended June 30, 2025. The decrease was mainly due to lower 7% Spanish tax on revenues generated from electricity production due to a decrease in revenues as a result of lower electricity prices.

USA – Solar Segment. Operating expenses in connection with our USA solar segment were approximately €156 thousand for the six months ended June 30, 2026, compared to approximately €41 thousand for the six months ended June 30, 2025. The increase resulted from the commencement of operations of solar plants in the Dallas metropolitan area: Fairfield and Malakoff in April 2025, Talco in July 2025 and Mexia in May 2026.

Netherlands – Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €6.8 million for the six months ended June 30, 2026, compared to approximately €6.2 million for the six months ended June 30, 2025. The increase is mainly attributable to higher expenses of our biogas facilities in the Netherlands, reflecting their increased production.

Project Development Costs

Project development costs were approximately €0.8 million for the six months ended June 30, 2026, compared to approximately €2.9 million for the six months ended June 30, 2025. The decrease in project development costs is mainly due to projects that reached “ready to build” (“RTB”) or “permission to operate” (“PTO”) status, which resulted in the commencement of capitalization of expenses related to such projects into fixed assets.

General and Administrative Expenses

General and administrative expenses were approximately €4.9 million for the six months ended June 30, 2026, compared to approximately €3.4 million for the six months ended June 30, 2025. The increase in general and administrative expenses is mostly due to higher payroll expenses, due to payment bonuses to employees, higher insurance expenses, reflecting a run-off insurance policy purchased in connection with the change of control in the Company, and higher consulting expenses.

Other Income

Other income was approximately €1.8 million for the six months ended June 30, 2026, compared to €1.4 million in the six months ended June 30, 2025. The other income recognized during the six months ended June 30, 2026 mainly resulted from the recognition of a proportional share of deferred income related to tax credits in connection with the Company’s USA solar facilities. The other income during the six months ended June 30, 2025 was recognized based on agreed compensation expected to be received from the EPC contractor of two of the Company’s USA solar facilities for loss of income due to delays in construction.

Financing Income (Expenses), Net

Financing expense, net was approximately €32.6 million for the six months ended June 30, 2026, compared to financing expense, net of approximately €1 million for the six months ended June 30, 2025. The change in financing expenses, net, was mainly attributable to higher expenses resulting from exchange rate differences that amounted to approximately €24.7 million for the six months ended June 30, 2026, compared to income from exchange rate differences of approximately €5.6 million for the six months ended June 30, 2025, an aggregate change of approximately €30.3 million. The exchange rate differences were mainly recorded in connection with the NIS cash and cash equivalents and our NIS denominated debentures and were caused by the 9.4% appreciation of the NIS against the euro during the six months ended June 30, 2026, compared to a 4.2% devaluation of the NIS against the euro during the six months ended June 30, 2025. The increase in financing expenses, net also resulted from an increase of approximately €1.6 million in interest expenses in connection with our debentures and financing expenses of approximately €1.2 million in connection with the early repayment of the Series E Secured Debentures, partially offset by an increase of approximately €3.1 million in income resulting from revaluation of warrants.

Tax Benefit

Tax benefit was approximately €9.4 million for the six months ended June 30, 2026, compared to tax benefit of approximately €1.8 million for the six months ended June 30, 2025. The change is mainly due to tax benefit in the amount of €11.8 million resulting from the utilization of current and carryforward losses in connection with the sale of the investment in Ellomay Luzon Energy in May 2026. Such tax benefit was partially offset by a decrease of approximately €2.4 million in deferred tax asset recorded by one of our Spanish facilities in connection with the expected utilization of excess financing expenses. Such decrease was due to a change in estimate in respect of the expected utilization based on updated forecasts.

Loss from Continuing Operations

Loss from continuing operations was approximately €25 million for the six months ended June 30, 2026, compared to a loss from continuing operations of approximately €1.6 million for the six months ended June 30, 2025.

Profit from Discontinued Operation

Profit from discontinued operation (net of tax) was approximately €83.3 million for the six months ended June 30, 2026, compared to profit from discontinued operation (net of tax) of approximately €12 thousand for the six months ended June 30, 2025. As noted above, the profit from discontinued operations reflects our share of profits of Ellomay Luzon Energy, an equity accounted investee that was sold in May 2026.

Profit / Loss

Profit was approximately €58.3 million for the six months ended June 30, 2026, compared to a loss of approximately €1.6 million for the six months ended June 30, 2025.

Total Other Comprehensive Income / Loss

Total other comprehensive income was approximately €8.7 million for the six months ended June 30, 2026, compared to total other comprehensive loss of approximately €8.7 million for the six months ended June 30, 2025. The change in total other comprehensive income (loss) primarily resulted from foreign currency translation adjustments due to the change in the NIS/euro exchange rate, representing a change of approximately €16.3 million. The change also resulted from an approximately €1.1 million changes in fair value of cash flow hedges.

Total Comprehensive Income / Loss

Total comprehensive income was approximately €67 million for the six months ended June 30, 2026, compared to total comprehensive loss of approximately €10.3 million for the six months ended June 30, 2025.

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, deposits and restricted cash in various currencies, mainly in euro, NIS and USD. Our revenues from, and investments in, our European operations (i.e., in our Spanish Solar Plants, our Italian Solar Plants, our WtE plants, the Talasol Solar Plant and our solar projects under development in Italy) are denominated in euro, our income from, and investments in, our Israeli operations (i.e., Ellomay Luzon Energy, the Manara PSP and Solar projects under development) are denominated in NIS and our revenues from, and investments in, our operating solar plants and projects under development in Texas, USA, are denominated in USD. Our financing is denominated in NIS (i.e., principal and interest payments on our Debentures and the financing of the Manara PSP), in euro (i.e., financing in connection with our Spanish Solar Plants, our Italian Solar Plants and the project finance and loans provided by the minority (49%) holders of Talasol and by Clal) and in USD (short-term financing in connection with our USA Solar Plants). We therefore are affected by changes in the prevailing euro/NIS exchange rates and euro/USD exchange rates.

The table below sets forth the annual and semi-annual rates of appreciation (or devaluation) of the NIS against the Euro and the NIS against the USD.

	Year ended December 31,		Six months ended June 30,
	2025	2024	2026	2025
Devaluation (appreciation) of the NIS against the EUR	(1.3)%	(5.4)%	(9.4)%	4.2%
Devaluation (appreciation) of the NIS against the USD	(12.5)%	0.6%	(6.6)%	(7.5)%

The representative NIS/euro exchange rate was NIS 3.3945 for one euro on June 30, 2026 and NIS 3.9552 for one euro on June 30, 2025. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2026 and 2025 were NIS 3.547 and NIS 3.923 for one euro, respectively. The exchange rate as of August 14, 2026 was NIS 3.412 for one euro.

The representative NIS/USD exchange rate was NIS 2.978 for one USD on June 30, 2026 and NIS 3.372 for one USD on June 30, 2025. The average exchange rates for converting NIS to USD during the six-month periods ended June 30, 2026 and 2025 were NIS 3.042 and NIS 3.598 for one USD, respectively. The exchange rate as of August 14, 2026 was NIS 2.954 for one USD.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Our solar plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis or change in government in Europe and specifically in Spain, the Netherlands and Italy or in the United States, whether related to a military conflict or otherwise, or financial distress of the Israel Electric Company or the system manager in Israel, could cause the applicable legislator to reduce benefits provided to operators of solar plants or other privately-owned energy manufacturing plants or to revise the incentive or regulatory regimes that currently govern the sale of electricity in Spain, the Netherlands, Italy, the United States and Israel.

On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024 and in October 2024 and by the Houthis from Yemen. A ceasefire commenced in Israeli’s northern border on November 27, 2024 and a temporary ceasefire commence in Israel’s southern border on January 19, 2025 but military actions have been resumed since then. In June 2025, a 12-day war between Israel and Iran broke out. In addition, on February 28, 2026, Israel and the United States commenced a large-scale military campaign against Iran and on March 2, 2026, Hezbollah formally joined the war against Israel, attacking mainly northern Israel with rockets and missiles. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a 10-day ceasefire between Israel and Lebanon, however fighting has since resumed in southern Lebanon and mainly northern Israel. The substantial majority of our operating facilities, which serve as our main sources of liquidity, are located outside of Israel, in Spain, Italy and the Netherlands. The substantial majority of the projects under development of the Company are located outside of Israel, in Italy, Spain and in the USA. These facilities and projects have not been impacted by the war and hostilities in Israel. Our headquarters are located in Tel Aviv, which is in central Israel, and our headquarter work continued uninterrupted throughout the war and hostilities. Any continued or future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact our Israeli operations and projects under development and our results of operations.

We do not currently have any operating assets in Israel and have one project under construction in Israel, the Pumped Storage Project in the Manara Cliff (83.34% owned by us, in northern Israel). For more information concerning the impact of the war and hostilities on the Manara Pumped Storage Project see Note 1.B to our unaudited condensed consolidated interim financial statements as at June 30, 2026 included as Exhibit 99.2 to the Form 6-K

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Ellomay Luzon Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Liquidity and Capital Resources

General

We entered into various project finance agreements in connection with the financing of our Spanish solar plants, our Italian solar plants, the Netherlands biogas plants and the Manara PSP. In February 2021 we issued the Series D Convertible Debentures, in February 2023 we issued the Series E Secured Debentures, in January 2024, April 2024, August 2024 and November 2024 we issued the Series F Debentures and in February 2025 we issued the Series G Debentures.

We will require additional funds to advance the projects that are currently under construction or development or that will be developed and constructed in the future. For more information concerning our financing activities, see “Item 4.A: History and Development of Ellomay; Recent Developments” and “Item 5.B: Liquidity and Capital Resources” of our Annual Report.

As of June 30, 2026, we had a working capital of approximately €37.5 million. Based on our current operating forecast, we believe that our working capital will be sufficient to finance our ongoing operations for the next twelve months.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2026, we held approximately €113.5 million in cash and cash equivalents, approximately €53.3 million in short-term deposits, approximately €0.6 million in short-term restricted cash and approximately €15.7 million in long-term restricted cash and deposits, compared with approximately €87.6 million in cash and cash equivalents, approximately €0.7 million in short-term restricted cash and approximately €16.1 million in long-term restricted cash and deposits we held at December 31, 2025. The change in cash and cash equivalents is mainly due to the proceeds received in connection with the sale of the Ellomay Luzon Energy shares in May 2026, partially offset by the early repayment of our Series E Secured Debentures and development and construction related expenses and repayments made on account of our other Debentures.

In the last three fiscal years, our principal capital expenditures were mainly the development and construction of the Manara PSP and of various solar projects in Italy, Israel and the United States. For information regarding our projects under development and construction, please see above under “General,” and “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects” of the Annual Report, Note 6 to our annual financial statements included in the Annual Report and Note 6 to our unaudited condensed consolidated interim financial statements as at June 30, 2026.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2026	2025
	(euro in thousands)
Net cash provided by (used in) operating activities	(3,741)	5,053
Net cash provided by (used in) investing activities	46,395	(47,923)
Net cash provided by (used in) financing activities	(19,151)	52,002
Exchange differences on balances of cash and cash equivalents	2,357	(3,766)
Increase in cash and cash equivalents	25,860	5,366
Cash and cash equivalents at beginning of period	87,614	41,134
Cash and cash equivalents at end of period	113,474	46,500

Operating activities

In the six months ended June 30, 2026, we had a profit of approximately €58.3 million. Net cash used in operating activities was approximately €3.7 million.

In the six months ended June 30, 2025, we had a loss of approximately €2.5 million. Net cash provided by operating activities was approximately €5.1 million.

The change in net cash from operating activities for the six months ended June 30, 2026, is mainly due to lower revenues from our Italian and Spanish solar facilities and increased expenditure, including interest on Debentures and loans paid and an expense in connection with the early repayment of the Series E Secured Debentures.

Investing activities

Net cash provided by investing activities was approximately €46.4 million in the six months ended June 30, 2026, primarily due to the proceeds from the sale of the Ellomay Luzon Energy shares, partially offset by acquisition of fixed assets and investment in short term deposits.

Net cash used in investing activities was approximately €47.9 million in the six months ended June 30, 2025, primarily due to investments in the solar projects under development in Italy and USA and the Manara PSP and an approximately €9.2 million deposit in restricted cash in connection with a guarantee issued as part of the right of first refusal process in connection with Dorad’s shares.

Financing activities

Net cash used in financing activities in the six months ended June 30, 2026 was approximately €19.1 million, resulting mainly from repayments made on account of our debentures (including the early repayment of the Series E Secured Debentures in connection with the sale of the Ellomay Luzon Energy shares) and repayments of loans, partially offset by proceeds from short and long-term loans in connection with our projects under construction.

Net cash provided by financing activities in the six months ended June 30, 2025 was approximately €52 million, resulting mainly from proceeds from the issuance of our Series G Debentures in February 2025, the proceeds from the Clal transaction and the proceeds of a short-term loan in in connection with the issuance of the guarantee required for the exercise of the right of first refusal on Dorad’s shares, partially offset by repayments made on account of our Debentures and repayments of loans.

As of June 30, 2026, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2026, our total current assets amounted to approximately €196 million, of which approximately €113.5 million was in cash and cash equivalents, compared with total current liabilities of approximately €167.3 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2025, our total current assets amounted to approximately €94.7 million, of which approximately €46.5 million was in cash and cash equivalents, compared with total current liabilities of approximately €76.5 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report and in Note 2 of our consolidated annual financial statements, are those that require management’s more significant judgments and estimates used in the preparation of our unaudited condensed consolidated interim financial statements.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

For more information concerning hedging transactions, see Note 7 of our unaudited condensed consolidated interim financial statements as at June 30, 2026.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.